UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S/A
Corporate Taxpayer’s ID (CNPJ/MF) 04.032.433/0001 -80
Corporate Registry ID (NIRE) 33.300.275410
Publicly-Held Company

MINUTES OF THE GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON APRIL 16, 2007
drawn up in summary format, as provided for in Article 130 of Law 6,404/76 and its paragraphs.

1) Time, date and place: Held at 10:00 am, on April 16, at the headquarters of Contax Participações S.A. (“Company”), located at Rua do Passeio, 48 to 56, parte, city of Rio de Janeiro, State of Rio de Janeiro.

2) Call: Call Notice published in the “Diário Oficial do Estado do Rio de Janeiro”, official gazette”, part V, in the editions of: 3/30/2007, page 180, 4/2/2007, page 11 and 4/3/2007, page 53, and in the “Valor Econômico National Edition” - Newspaper –, in the editions of: 3/30/2007, page A12, 4/2/2007, page B4 and 4/3/2007, page C4.

3) Agenda: Annual General Meeting: (i) to acknowledge the management accounts, examine, discuss and vote the Management Report and the Financial Statements relating to the fiscal year ended December 31, 2006, followed by the report of the independent auditors; (ii) to approve the allocation of net income for the year of 2006 and the payment of dividends; (iii) to appoint members to compose the Board of Directors, for a complementary term, under article 150 of Law 6,404/76; (iv) to determine the compensation of the Company’s managers. Extraordinary Shareholders’ Meeting: (i) to analyze the proposal for the Company’s Stock Option Plan.

4) Attendance: shareholders representing more than 64.5% of the capital stock with voting rights, as per the signatures in the Shareholders’ Attendance Book. James L. Meaney (Chief Executive Officer), Ronaldo Iabrudi dos Santos Pereira (Chairman of the Board of Directors), Michel Neves Sarkis (Chief Financial Officer and Investor Relations Officer), Rodrigo Panico (Legal Officer), Sergio Bernstein (member of the Fiscal Council) and Renata Leite da Silva (representative of BDO Trevisan Auditores Independentes).

5) Presiding: Chairman: Rodrigo Panico, Secretary: Luciene Sherique

6) Resolutions: Those Company shareholders present at the Meeting and representing more than 64.5% of the capital stock with voting rights, decided on the following:

ANNUAL GENERAL MEETING

i. To approve, by a majority, with no dissenting vote, after examined and discussed, the Management Report, the Balance Sheet and other Financial Statements, as well as the report of Independent Auditors, documents referring to the year ended on 12/31/2006, as full publication in the part V of the “Diário Oficial do Estado do Rio de Janeiro” ,official gazette of the State of Rio de Janeiro”, edition of 03/14/2007, of page 32 to 37, and in the “Valor Econômico National Edition” - Newspaper –, edition of 03/14/2007, of page A-5 to A-7, in conformity with the Article 133, of Law 6,404/76, and the reading of the said documents was exempted, once they were fully published and were fully acknowledge by the shareholders. The favorable vote of the shareholder José Teixeira de Oliveira was recorded. The abstention of the shareholder BB Carteira Livre I FIA represented by Mrs. Kátia Luzia Antunes Bittencourt was also recorded.

ii. To approve, by a majority with no dissenting vote, the Management proposal in the Financial Statements, regarding the allocation of the profit reserve constituted in 2004, in the amount of R$ 5,636,391.90 part of the profit reserve constituted in 2005, in the amount of R$1,413,316.53 for the payment of dividends, as well as the allocation of Net Income for the year ended 12/31/2006, in the amount of R$ 74,714,078.82 which shall be allocated as follows: (a) allocation of the amount of R$ 3,735,703.94 for the legal reserve; (b) payment of dividends to the Company’s shareholders holding a share position on 04.16.2007, in the total gross amount of R$ 11,887,620.30, which corresponds to R$ 4.22 per thousand common shares and R$52.06 per thousand preferred shares, and the amount of the dividends are remunerated as of 01.01.2007 until the date of the beginning of the payment, which shall be as of 04.27.2007, by means of the application of the Referential Rate (TR); (c) allocation of the amount of R$ 12,906,681.85 for constitution of unrealized profit reserve; (d) allocation of the amount of R$ 53,233,781.16 for constitution of statutory reserve. A favorable vote of the shareholder José Teixeira de Oliveira was recorded. The abstention of the shareholder BB Carteira Livre I FIA represented by Mrs. Kátia Luzia Antunes Bittencourt was also recorded.

iii. The shareholders decided by a majority to ratify the election, pursuant to article 150 of Law 6,404/76, of the following alternate members of the Board of Directors for a complementary term: (a) ANTONIO HENRIQUE PINHEIRO SILVEIRA, Brazilian citizen, married, economist, Identity Card (RG) 114.703.65 -51, issued by SSP/BA, Individual Taxpayer’s ID (CPF/MF) 010.394.107 -07, with offices at Esplanada dos Ministérios, Bloco K, Brasília, Distrito Federal, nominated by the Board of Directors on 07/27/2006 as alternate member for Mr. Eduardo Klingelhoefer de Sá, (b) FABIO SCHVARTSMAN, Brazilian citizen, married, engineer, Identity Card (RG) 4.144.579, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 940.563.318 -04, with offices at Av. Brigadeiro Luís Antonio,

no. 1343, 4° andar, Bela Vista, CEP 01317-910, São Paulo - SP, nominated by the Board of Directors on 04/09/2007 as alternate member for Mr. Marcelo Cunha Ribeiro. The favorable vote of the shareholder José Teixeira de Oliveira was recorded. The abstention of the shareholders BB Carteira Livre I FIA and Caixa de Previdência dos Funcionários do Banco do Brasil – Previ represented by Mrs. Kátia Luzia Antunes Bittencourt was also recorded. The vote of the shareholder Brandes Investment Partners, LP 401 (K) Plan, was presented separately, being filed at the Company’s headquarters, pursuant to article 130 of Law 6,404/76.

iii. 1. Also in relation to item (iii), the shareholders officially registered the composition of the Company’s Board of Directors, whose members will remain in office until the General Shareholders’ meeting of 2009, as follows: (1) Mr. RONALDO IABRUDI DOS SANTOS PEREIRA, and his respective alternate member, Mr. JULIO CESAR PINTO, (2) Mr. CARLOS FRANCISCO RIBEIRO JEREISSATI, and his respective alternate member, Mr. PEDRO JEREISSATI, (3) Mr. OTÁVIO MARQUES DE AZEVEDO, and his respective alternate member, Mr. CELSO FERNANDEZ QUINTELLA, (4) Mr. MARCELO CUNHA RIBEIRO, and his respective alternate member, Mr. FABIO SCHVARTSMAN, (5) Mr. LUIZ EDUARDO FALCO PIRES CORRÊA, and his respective alternate member, Mr. JOSÉ LUIS MAGALHÃES SALAZAR, (6) Mr. EDUARDO KLINGELHOEFER DE SÁ, and his respective alternate member, Mr. ANTONIO HENRIQUE PINHEIRO SILVEIRA, (7) Mr. JOSÉ LUIS PROLA SALINAS, and his respective alternate member, Mr. JOILSON RODRIGUES FERREIRA, (8) Mrs. ISABEL S. RAMOS KEMMELMEIER, the respective alternate member’s post being left vacant, (9) Mr. SERGIO MAMEDE ROSA DO NASCIMENTO, and his respective alternate member, Mr. FERNANDO ARGOLO PIMENTA, whose qualifications are indicated above or in item iii of the Minutes of the General Shareholders’ Meeting of 2006.

iv. To approve, by a majority with no dissenting vote, the proposal of the Company’s majority shareholder, Telemar Participações S/A, for the determination of the Management’s compensation for next year, as follows: (a) annual global allowance for the Board of Directors in the amount of up to R$1,050,000.00; and (b) annual global allowance for the Company’s Board of Executive Officers in the amount of up to R$1,200,000.00, exclusive possible amounts paid as benefits, allowance of representation or profit sharing. The favorable vote of the shareholder José Teixeira de Oliveira was recorded. The abstention of the shareholder BB Carteira Livre I FIA represented by Mrs. Kátia Luzia Antunes Bittencourt was also recorded.

v. After the instatement of the Fiscal Council was requested by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, seconded by the shareholder BB Carteira Livre I FIA, the members of the Fiscal Council were appointed for the fiscal year beginning on

January 1, 2007, with term of office until the date of the Annual General Meeting to be held until April 30, 2008, under the terms of the Article 161 of Law 6,404/76, (1) by the controlling shareholder Telemar Participações S.A.: (i) as sitting member, Mr. RICARDO SCALZO, a Brazilian citizen, married, physicist, Identity Card (RG) 2.533.933, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 370.933.557 -49, domiciled at Rua Jacques Felix, 96 - apto. 124, Vila Nova Conceição, in the city of São Paulo, SP, and its respective alternate member, Mr. PEDRO WAGNER PEREIRA COELHO, a Brazilian citizen, married, business manager and businessman, Identity Card (RG) 2.744.529, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 258.318.957 -34, domiciled at Av. Lúcio Costa, 5100, bloco 2, apto. 802, in the city of Rio de Janeiro, RJ (ii) as sitting member, Mr. ALLAN KARDEC DE MELO FERREIRA, a Brazilian citizen, married, attorney, Identity Card (RG) M-92.892, issued by SSPMG, Individual Taxpayer’s ID (CPF/MF) 054.541.586 -15, domiciled at Rua Oscar Versiani Caldeira, 239, Mangabeiras, Belo Horizonte - MG, and his respective alternate member, Mr. DÊNIS KLEBER GOMIDE LEITE, married, attorney and business administrator, Identity Card M- 559.801, issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 125.011.406 -30, domiciled at Rua Miranda Ribeiro, 220 apto. 301 - Vila Paris, Belo Horizonte - MG; (iii) as sitting member, Mr. SERGIO BERNSTEIN, a Brazilian citizen, married, civil engineer, Identity Card (RG) 5.850.726 SSP/SP, Individual Taxpayer’s ID (CPF/MF) 007.296.208 -91, domiciled in São Paulo (SP), with address at Rua Chucri Zaidan, 920-15° andar; and his respective alternate member, Mr. APARECIDO CARLOS CORREIA GALDINO, a Brazilian citizen, widower, business administrator and attorney, Identity Card (RG) 5.635.466, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 666.708.708 -25, with offices at Avenida Doutor Chucri Zaidan, 920, 16° andar, Vila Cordeiro, CEP:04583-110 in São Paulo, SP. By separate voting it was elected (2) by the minority shareholders, (iv) as sitting member Mr. ITAMAURY TELES DE OLIVEIRA, a Brazilian citizen, married, attorney, Identity Card (RG) 2408 CRA/MG, Individual Taxpayer’s ID (CPF/MF) 177.792.866 -49, domiciled in the city of Belo Horizonte, State of Minas Gerais, at Rua Santos Barreto, 35, apto. 701; and his respective alternate member, Mrs. CELIA MARIA XAVIER LARICHIA, Brazilian citizen, married, an employee of the Caixa Econômica Federal, Identity Card (RG) 036857613, issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 404.322.897 -04, domiciled in the city of Rio de Janeiro, at Rua Poços de Caldas, 196, Vila Valqueire, CEP 21.321 -570; and (3) by the shareholders holding preferred shares, (v) as sitting member Mr. MARCIO LUCIANO MANCINI, a Brazilian citizen, single, business administrator, Identity Card (RG) 24458714-0, Individual Taxpayer’s ID (CPF/MF) 268.791.478 -95, domiciled in the city of Campinas, State of São Paulo, at Rua Ana Teles Alves de Lima, 106, Novo Chapadão; and his respective alternate member, Mr. RICARDO MAGALHÃES GOMES a Brazilian citizen, single, electrical engineer, Identity Card (RG) 08014552-7 issued by

IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 014.729.747 -86, domiciled in the city and State of São Paulo, at Rua Itacema, 292, apto. 141, Itaim Bibi. It was established that there was no legal impediment or restriction preventing the elected members from taking up office.

vi. In view of the instatement of the Fiscal Council, an annual allowance was approved by a majority, with no dissenting vote, for the compensation of its members, as the minimum limit allowed by the law, pursuant to the paragraph 3 of the Article 162 of Law 6,404/76. The Fiscal Council members shall also be reimbursed by expenses incurred in trips and displacements, and such reimbursable expenses must have the same treatment, limits and criteria observed by the Company’s employees, pursuant to the “Trip Policy” effective at the Company.

EXTRAORDINARY SHAREHOLDERS’ MEETING:

i) Management’s proposal for the Stock Option Plan, said options being limited to 5% of the Company’s total capital stock, was approved by a majority of those present, with no dissenting vote. The entire content of the Plan is available to shareholders on the Company’s website and that of the CVM (Comissão de Valores Mobiliários – Brazilian Securities and Exchange Commission). It was established that the matter had already been approved by the Board of Directors, who had forwarded it to this Meeting for approval. The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and José Teixeira de Oliveira voted in favor, while the shareholder BB Carteira Livre I FIA, represented by Kátia Luzia Antunes Bittencourt, abstained.

7) Closure: There being no further matters to be dealt with, the drawing up of these present Minutes in the summary format was authorized, which, after being read and found in compliance, were signed by the attending shareholders, who authorized their publication without the respective signatures, pursuant to Article 130, paragraph 2, of Law 6,404/76.

Rio de Janeiro, April 16, 2007.

SECRETARY
Luciene Sherique

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.